82- SUBMISSIONS FACING SI

02042031

MICROFICHE CO...ROL LABEL

REGISTRANT'S NAME Ordzhonikidzevsky Ore Mining & Processing Enterprise

*CURRENT ADDRESS 11 Kalinin Street

Ordzhonikidze, Dnipropetrovsk Oblast

Ukraine 53300

**FORMER NAME

PROCESSED

JUN 26 2002 P

**NEW ADDRESS

THOMSON FINANCIAL

FILE NO. 82- ~~5267~~ 34664 FISCAL YEAR 12/31/00

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☒
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DATE : 6/18/02

02 MAR 20 AM 8:1

ATTACHMENT 21

[Letterhead of Auditing Firm "COWPERWOOD"]

82-

To: Chairman of the Management Board of the OJSC "Ordzhonikidzevsky Ore Mining and Processing Enterprise"
Mr. Postolovsky, V.V.

AR/S
12-31-00

Audit Conclusion
of the Independent Auditing Firm "COWPERWOOD"
on Authenticity of the Financial Statements
of the Open Joint Stock Company "Ordzhonikidzevsky Ore Mining and Processing Enterprise" and its Financial Condition as of 31 December 2000

Dnipropetrovsk 1 March 2001

The audit of the financial statements of the OJSC "Ordzhonikidzevsky Ore Mining and Processing Enterprise" (Appendices to the Audit Conclusion 1, 2, 3, 4, 5) was made by the limited liability company "Auditing Firm "COWPERWOOD" (license series AB No. 000031 issued by the Auditing Chamber of Ukraine on 24 February 1994 and extended by decision No. 1 of the licensing commission of the Auditing Chamber of Ukraine dated 23 February 1998) located at: 15a Hohol Street, Dnipropetrovsk 49044, tel/fax 47-83-98, 37-19-76, pursuant to the agreement on provision of auditing services entered into by and between the LLC AF "COWPERWOOD" and the OJSC "Ordzhonikidzevsky Ore Mining and Processing Enterprise" on 7 June 2000 under No. 19.

The following persons participated in the audit: auditor Valeriy Viktorovych Halasyuk (auditor certificate series A No. 000067 issued by decision No. 8 of the Auditing Chamber of Ukraine dated 23 December 1993 and extended by decision No. 61 of the ACU of 18 December 1997, such certificate is effective until 18 December 2002), auditor Olena Oleksandrivna Konovalova (auditor certificate series A No. 002258 issued by decision No. 10 of the Auditing Chamber of Ukraine dated 24 May 1995 and extended by decision No. 76 of the ACU of 26 March 1999, such certificate is effective until 26 March 2004), auditor Mykola Yukhymovych Nikitin (auditor certificate series A No. 003547 issued by decision No. 72 of the Auditing Chamber of Ukraine dated 3 December 1998, such certificate is effective until 3 December 2003), accountant-expert Olena Romanivna Shavkun, accountant-expert Serhiy Hryhorovych Khvostenko, economist-analyst Yulia Oleksandrivna Shymanska.

The audit was carried out in the city of Ordzhonikidze and the city of Dnipropetrovsk within the period from 7 June 2000 to 1 March 2001 pursuant to Decision No. 5 of the State Commission for Securities and Stock Exchange, dated 25 January 2001, the national auditing regulations of Ukraine, the Law of Ukraine "On Accounting and Financial Reporting in Ukraine" No. 996-XIV, dated 16 July 1999, the Ukrainian Accounting Regulations (Standards) and other applicable legislation.

Information regarding the financial and business activities of the OJSC "Ordzhonikidzevsky Ore Mining and Processing Enterprise" for the period from 1 January 2000 to 31 December 2000 was given for the purposes of carrying our the audit. Responsibility for the authenticity and accuracy of the information provided to the auditors shall be borne by the management of the OJSC "Ordzhonikidzevsky Ore Mining and Processing Enterprise". Our duties include the preparation of a conclusion under results of the audit.

The audit was planned and performed by us in accordance with the Ukrainian auditing regulations in order to reveal material errors and violations, which may affect the information contained in the financial statements. The auditors, using tests, checked the information that confirms figures in the financial statements. Accounting principles used by the enterprise, assets existence reality and assets evaluation accuracy, equity and liabilities were considered during the audit.

We believe that we received sufficient evidences regarding accuracy of information contained in the financial statements.

As a result of the audit, it was determined that:

The Open Joint Stock Company "Ordzhonikidzevsky Ore Mining and Processing Enterprise" (OJSC "OGZK"); EDRPOU code 00190928; located at 11 Kalinin Street, the city of Ordzhonikidze 53300; was registered by decision No. 00190928 at the Executive Committee of Ordzhonikidze City Council of 15 December 1995.

The principal types of activities of the OJSC "Ordzhonikidzevsky Ore Mining and Processing Enterprise" include production and sale of ore. The State Property Fund of Ukraine is the founder of the company, and its share in the charter capital constitutes 25%. No amendment was made to the charter of the OJSC "Ordzhonikidzevsky Ore Mining and Processing Enterprise" within 2000.

The accounting policy of the OJSC "Ordzhonikidzevsky Ore Mining and Processing Enterprise" during 2000 was changed due to the introduction of AP(S) and Plan of Accounts of Assets, Capital, Obligations and Business Transactions of Enterprises And Organizations as approved by Order No. 291 of the Ministry of Finance of Ukraine, dated 30 November 1999. The most significant effect to the financial results for the reported period was made by changes in the accounting policy regarding recording of fixed assets and expenses for their maintenance, low-value non-working assets, reevaluation of fixed assets and working capital.

Inventory of the assets and liabilities of the enterprise was made prior to the preparation of the financial statements in full and in accordance with the legislative requirements.

Since the work connected with the formation of a mechanism of monitoring of changes in the fair value of objects of non-working assets in at the initial stage, it does not make us to be sure regarding the accuracy of the evaluation of such group of assets.

Since issues related to the accounting of certain articles of equity capital are not regulated by law, we are unable to express our opinion with respect to the adequacy of the reflection of other additional capital in the financial statements.

The said limitations, in our opinion, do not significantly affect the information disclosed in the financial statements of the enterprise and evaluation of the financial position of the OJSC "Ordzhonikidzevsky Ore Mining and Processing Enterprise".

Save for such limitations, on the basis of the performed auditing procedures we consider possible to confirm that assets, liabilities and equity capital reflected in the financial statements are recognized, classified and evaluated generally in compliance with AP(S); financial results of activities of the OJSC "Ordzhonikidzevsky Ore Mining and Processing Enterprise", as declared in the financial statements, are correct and reflected in compliance with the requirements of AP(S); data from separate forms of the statements corresponds to each other; financial statements are drawn up pursuant to the requirements of the Law of Ukraine "On Accounting and Financial Reporting in Ukraine" No. 996-XIV, dated 16 July 1999, and the Accounting Provisions (Standards) on the basis of valid records and accurately reflects the actual financial position of the OJSC "Ordzhonikidzevsky Ore Mining and Processing Enterprise" as of 31 December 2000 under results of transactions during the period from 1 January 2000 to 31 December 2000.

Following the received records, we made an analysis of the financial position of the OJSC "Ordzhonikidzevsky Ore Mining and Processing Enterprise".

The OJSC "Ordzhonikidzevsky Ore Mining and Processing Enterprise" is insolvent. The analysis of the enterprise's solvency proved that the level of the enterprise's solvency grew during 2000 as confirmed by the dynamics of solvency coefficients. In 2000 value of an absolute liquidity coefficient equaled 0 as of both 1 January 2000 and 31 December 2000. Value of a general liquidity coefficient increased from 1.22 as of 1 January 2000 to 1.36 as of 31 December 2000.

The OJSC "Ordzhonikidzevsky Ore Mining and Processing Enterprise" is financially dependent on the attracted sources of financing. The analysis of the enterprise's financial dependency allows to conclude on the increase of the level of financial dependency of the OJSC "Ordzhonikidzevsky Ore Mining and Processing Enterprise" during the analyzed period. Thus, the value of autonomy coefficient as of 1 January 2000 equaled 0.43, and as of 31 December 2000 - 0.49, the value of a coefficient of cover of liabilities by equity capital equaled 0.77 at the beginning of the year, and 0.97 – at the end of the year.

Activities of the enterprise during 2000 was profitable. The general financial position of the OJSC "Ordzhonikidzevsky Ore Mining and Processing Enterprise" is assessed as unstable as of 31 December 2000.

General Director	[signature] [seal]	V.V. Halasyuk
Auditor (Auditor certificate series A No. 002258)	[signature]	O.O. Konovalova

ATTACHMENT 21

Appendix 1
to the Audit Conclusion

		CODES
	Date (year, month, day)			01
Enterprise: the OJSC "Ordzhonikidzevsky Ore Mining and Processing Enterprise"	as to EDRPOU	00190928
Territory: Ukraine	as to KOATUU	1212100000
Form of ownership: collective	as to KFV	231
State management authority:	as to SPODU	7034
Branch: extraction of ore	as to ZKGNG	12112
Measuring unit: UAH thousand	as to KVED	12112
Address: 11 Kalinin St., Ordzhonikidze, 53300	Controlling amount	

General Director	[signature] [seal]	V.V. Halasyuk
Auditor	[signature]	O.O. Konovalova

ATTACHMENT 21

BALANCE SHEET
As of 31 December 2000

Form No.1 DKUD Code 1801001

ASSET	Line code	At the beginning of year	At the end of year
1	2	3	4
I. NON-WORKING ASSETS			
Intangible assets:			
residual value	010	3.00	24.00
initial value	011	114.00	134.00
depreciation	012	111.00	110.00
Uncompleted construction	020	14,859.00	16,783.00
Fixed Assets: residual value	030	231,873.00	241,154.00
initial value	031	841,801.00	839,580.00
depreciation	032	609,928.00	598,426.00
Long-term financial investments: accounted using the method of participation in the capital of other enterprises	040		
other financial investments	045		
Long-term accounts receivable	050		14.00
Deferred tax assets	060		
Other non-working assets	070		
Goodwill under consolidation	075		
SECTION 1 TOTAL	**080**	**246,735.00**	**257,975.00**
II. WORKING CAPITAL			
Inventories: production inventory	100	30,457.00	29,711.00
animals under growing and feeding	110	262.00	427.00
uncompleted construction	120	3,170.00	1,567.00
finished products	130	14,291.00	27,620.00
goods	140	7,003.00	57,956.00
Promissory notes received	150	33,409.00	18,801.00
Accounts receivable for goods, works, services:			
net sales value	160	77,596.00	200,835.00
initial value	161	77,596.00	200,835.00
doubtful debt reserve	162		

Accounts receivable under settlements: with budget	170	11,331.00	62,059.00
on granted advance payments	180	345,657.00	136,069.00
on accrued revenues	190		
from internal settlements	200		
Other current accounts receivable	210	1,224.00	823.00
Current financial investments	220		
Monetary funds and their equivalent: in the Ukrainian currency	230	31.00	54.00
in foreign currency	240	22.00	57.00
Other working capital	250	3,681.00	1,310.00
SECTION 2 TOTAL	**260**	**528,134.00**	**537,289.00**
	270	**18.00**	**47.00**
BALANCE	**280**	**774,887.00**	**795,311.00**

LIABILITIES	**Row Number**	**At the beginning of year**	**At the end of year**
1	**2**	**3**	**4**
I. Equity Capital			
Charter capital	300	61,410.00	61,410.00
Share capital	310		
Additionally contributed capital	320		
Other additional capital	330	239,753.00	269,567.00
Reserve capital	340	4,178.00	5,495.00
Undistributed profit (uncovered loss)	350	30,041.00	55,058.00
Unpaid capital	360		
Withheld capital	370		
SECTION I TOTAL	**380**	**335,382.00**	**391,530.00**
Minority interests	385		
II. Security For Further Expenses And Payments			
Secured payments for personnel	400		
Other security	410		
	415		
	416		
Target financing	420	1,444.00	1,435.00
SECTION II TOTAL	**430**	**1,444.00**	**1,435.00**
III. Long-Term Liabilities			
Long-term bank loans	440		
Other long-term financial liabilities	450		
Deferred tax liabilities	460		
Other long-term liabilities	470	6,444.00	8,215.00
SECTION IIITOTAL	**480**	**6,444.00**	**8,215.00**
IV. Current Liabilities			

Short-term bank loans	500	7,859.00	
Current indebtedness under long-term liabilities	510	1,185.00	
Issued promissory notes	520	16,721.00	155,101.00
Accounts payable for goods, works, services	530	118,370.00	208,286.00
Current liabilities under settlements:			
for received advance payments	540	2,462.00	2,211.00
with budget	550	7,387.00	2,077.00
for off-budget payments	560	5,277.00	
for insurance	570	2,353.00	809.00
for labor remuneration	580	2,075.00	2,223.00
with participants	590		
for internal settlements	600		
Other current liabilities	610	267,928.00	23,407.00
SECTION IV TOTAL	**620**	**431,617.00**	**394,114.00**
V. Future Revenues	**630**		
Balance	**640**	**774,887.00**	**795,311.00**

Director [signature]

[seal]

Chief Accountant [signature]

ATTACHMENT 21

Appendix 2
to the Audit Conclusion

		CODES		
	Date (year, month, day)			01
Enterprise: the OJSC "Ordzhonikidzevsky Ore Mining and Processing Enterprise"	as to EDRPOU	00190928		
Territory: Ukraine	as to KOATUU	1212100000		
Form of ownership: collective	as to KFV	231		
State management authority:	as to SPODU	7034		
Branch: extraction of ores	as to ZKGNG	12112		
Type of economic activity: extraction of ores	as to KVED			
Measuring unit: UAH thousand	Controlling amount			

General Director [signature] [seal] V.V. Halasyuk

Auditor [signature] O.O. Konovalova

ATTACHMENT 21

FINANCIAL RESULTS REPORT
For 2000

Form No.2 DKUD 1801003

I. FINANCIAL RESULTS

Indicator	Line code	For reported period	For previous period
1	2	3	4
Sales income (proceeds) (goods, works, services)	010	817,268.0	219,125.0
Value added tax	015	52,082.0	36,740.0
Excise tax	020		
	025		
Other income allocations	030	28.0	5.0
Net sales income (proceeds) (goods, works, services)	035	765,158.0	182,380.0
Cost value of products sold (goods, works, services)	040	701,996.0	123,736.0
Gross: income	050	63,162.0	58,644.0
loss	055		
Other working income	060	24,761.0	140,788.0
Administrative expenses	070	12,688.0	19,356.0
Sales expenses	080	19,975.0	7,296.0
Other working expenses	090	29,685.0	150,272.0
Financial results from operating activity: income	100	25,575.0	22,508.0
loss	105		
Interest income	110		
Other financial income	120	2,991.0	
Other income	130	2,925.0	5,973.0
Financial expenses	140	1,952.0	33,944.0
Interest losses	150		
Other expenses	160	3,205.00	10,686.0
Financial results from ordinary activity before taxation: income	170	26,334.0	
loss	175		16,149.0
Income from ordinary activity tax	180		
Financial results from			

ordinary activity before taxation: income	190	26,334.0	
loss	195		16,149.0
Extraordinary: income	200		
expenses	205		
Extraordinary income tax	210		
Net: **income**	220	26,334.0	
loss	225		16,149.0

II. ELEMENTS OF WORKING EXPENSES

Indicator	Line code	For reported period	For previous period
1	2	3	4
Material costs	230	103,493.0	64,345.0
Costs for salaries	240	36,464.0	26,849.0
Social payments	250	13,864.0	10,701.0
Depreciation cost	260	24,044.0	18,099.0
Other working costs	270	45,884.0	168,587.0
TOTAL	280	223,749.0	288,581.0

III. **PROFIT-ON-SHARE INDUCE CALCULATION**

Indicator	Line code	For reported period	For previous period
1	2	3	4
Average annual number of common shares	300	245,639,480	245,639,480
Corrected average annual number of common shares	310	245,639,480	245,639,480
Net income per common share (UAH)	320	0.000107	
Adjusted net income per common share (UAH)	330	0.000107	
Dividends per common			

share (UAH)	340		

Director [signature]
[seal]

Chief Accountant [signature]

ATTACHMENT 21

Addendum 3
to the Audit report

	CODES		
Form No.3 as to DKUD	1801004		
Date (year, month, day)			01
Enterprise: the OJSC "Ordzhonikidzevsky Ore Mining and Processing Enterprise" as to EDRPOU	00190928		
Territory: Ukraine as to KOATUU	1212100000		
Form of ownership: collective as to KFV	231		
State management authority: as to SPODU	7034		
Branch: digging of ferrous metals ores as to ZKGNG	12112		
Measuring unit: UAH thousand as to KVED			
Controlling amount			

General Director V.V. Galasyuk

Auditor O.O.Konovalova

ATTACHMENT 21

Cash flow report
for 2000

Form No.3 Code DKUD 1801004

Indicator	Line code	For the period under report		For the previous period	
		Proceeds	Expenses	Proceeds	Expenses
1	2	3	4	5	6
I. Cash flow as a result of operational activities					
Profit (losses) as result of ordinary activities before taxation	010	26,334.0			16,149.0
Adjustments for: depreciation of non-working assets	020	24,044.0		18,099.0	
decrease (increase) of collateral	030		9.0	1,435.0	
losses (profit) as result of currency difference unused	040	1.0		13,518.0	30,416.0
losses (profit) as result of non-operational activities	050	3,205.0	2,711.0	4,298.0	5,471.0
Expenses for payment of interest	060	1,952.0		33,944.0	
Profit (losses) as result of operational activities prior to changes in net working assets	070	49,611.0		19,258.0	
Decrease (increase) of: working assets	080		1,086,075.0		550,742.0
expenses of future periods	090		29.0		13.0
Increase (decrease) of: current obligations	100	1,037,694.0		478,245.0	
profit of future periods	110	17.0			
Monetary funds as result of operational activities	120	1,218.0			53,252.0
Paid: interest	130				
profit tax	140				165.0
Net flow of money prior to extraordinary events	150	1,218.0			53,417.0
Flow of money as result of extraordinary events	160				
Net flow of money as result of operational activities	170	1,218.0			53,417.0
II. Flow of money as result of investment activities					
Implementation of: financial investment	180				
non-working assets	190			152.0	
property complexes	200				
Receipt of: interest	210				
dividend	220				
Other proceeds	230				
Acquisition of: financial investment	240				
non-working assets	250		1,837.0		57.0
property complexes	260				
Other payments	270				88,398.0
Net flow of funds prior to extraordinary events	280		1,837.0		88,303.0
Flow of funds as result of extraordinary events	290				

Net flow of funds as result of investment activities	300		1,837.0		88,303.0
III. Flow of funds as result of financial activities					
Own capital income	310				
Loans received	320	776.0		78,568.0	
Other earnings	330				
Repayment of loans	340		99.0		29,058.0
Dividends paid	350				
Other payments	360				
Net cash flow prior to extraordinary events	370	677.0		49,510.0	
Cash flow as result of extraordinary events	380				
Net cash flow as result of financing activities	390	677.0		49,510.0	
Net cash flow for the period under report	400	58.0			92,210.0
Balance at the beginning of year	410	53.0		68,926.0	
Influence of currency rates changes on balance of funds	420	1.0	1.0	29,750.0	6,413.0
Balance of funds the end of year	430	111.0		53.0	

Director ____________________

Chief accountant _______________

ATTACHMENT 21

Addendum 4
to the Audit report

	CODES
Date (year, month, day)	01
Enterprise: the OJSC "Ordzhonikidzevsky Ore Mining and Processing Enterprise" as to EDRPOU	00190928
Territory: Ukraine as to KOATUU	1212100000
Form of ownership: collective as to KFV	231
State management authority: as to SPODU	7034
Branch: digging of ferrous metals ores as to ZKGNG	12112
Measuring unit: UAH thousand as to KVED	
Controlling amount	

General Director V.V. Galasyuk

Auditor **O.O.Konovalova**

Own Capital Report
For 2000

Form No.4 Code DKUD 1801005

Indicator	Line code	Charter capital	Share capital	Additionally invested capital	Other additional capital	Reserve capital	Undivided income	Unpaid capital	Withdrawn capital	TOTAL
1	2	3	4	5	6	7	8	9	10	11
Balance as of the end of year	010	61,410.0			239,753.0	4,178.0	30,041.0			335,382.0
Adjustment: Change of accounting policy	020									
Correction of mistakes	030									
Other changes	040									
Balance adjusted as of the beginning of year	050	61,410.0			239,753.0	4,178.0	30,041.0			335,382.0
Revaluation of assets: Additional evaluation of fixed assets	060				29,702.0					29,702.0
Value reduction of the fixed assets	070									
Additional evaluation of uncompleted construction	080									
Value reduction of uncompleted construction	090									

Additional evaluation of intangible assets	100				25.0					25.0
Value reduction of intangible assets	110									
	120									
Net profit (losses) within the period under report	130						26,334.0			26,334.0
Distribution of profit: Payments to the owners (dividends)	140									
Allocation of the profit to the charter fund	150									
Allocations to the reserve fund	160					1,317.0	(- 1,317.0)			
	170									
Contributions of the participants: **Contributions to the capital**	180									
Repayment of indebtedness from the capital	190									
	200									
Withdrawal of capital: **Redemption of shares (participation interest)**	210									
Re-sale of the shares (participation interest) redeemed	220									
Cancellation of the shares (participation interest) redeemed	230									

Withdrawal of the participation interest from the capital	240									
Reduction of the par value of the shares	250									
Other changes in capital: Outstanding losses write-off	260									
Assets received free	270				87,0					87.0
	280									
TOTAL changes in capital	290				29,814.0	1,317.0	25,017.0			56,148.0
Remains at the end of year	300	61,410.0			269,567.0	5,495.0	55,058.0			391,530.0

Director ____________________

Chief accountant _________________

ATTACHMENT 21

Addendum 5
to the Audit report

		CODES		
	Date (year, month, day)			01
Enterprise: the OJSC "Ordzhonikidzevsky Ore Mining and Processing Enterprise"	as to EDRPOU	00190928		
Territory: Ukraine	as to KOATUU	1212100000		
State management authority:	as to SPODU	7034		
Branch: extraction of ores	as to ZKGNG	12112		
Type of economic activity: extraction of ores	as to KVED			
Average number of employees: 7106	Controlling amount			
Measuring unit: UAH thousand				

General Director V.V. Galasyuk

Auditor O.O.Konovalova

ATTACHMENT 21

NOTES TO ANNUAL FINANCIAL STATEMENT
for 2000

Form No. 5

I. Intangible assets

Groups of intangible assets	Line code	Remains at the beginning of year		Received per year	Reevaluation (plus-evaluation, minus-evaluation)		Replaced per year		Accrued depreciation per year	Losses on decrease of useful life per year	Other changes per year		Amount of balance at the end of year	
		original cost	depreciation		of original cost	depreciation	original cost	depreciation			original cost	depreciation	original cost	depreciation
1	2	3	4	5	6	7	8	9	10	11	12	13	14	15
Natural resources use rights	010													
Property use rights	020													
Rights to trademarks	030													
Industrial property titles	040													
Copyright and neighboring rights	050													
Goodwill	060													
Other intangible assets	070	114.0	111.0	1.0	25.0		6.0	4.0	3.0				134.0	110.0
TOTAL	080	114.0	111.0	1.0	25.0		6.0	4.0	3.0				134.0	110.0

Column 14 line code 080	cost of intangible assets, subject to any restrictions of title	(081)
	cost of pledged intangible assets	(082)
	cost of intangible assets created by the company	(083)
Column 5 line code 080	cost of intangible assets, received on appointments	(084)

II. Fixed assets

Groups of fixed assets	Line code	Remains at the beginning of year		Received per year	Reevaluation (plus-evaluation, minus-evaluation)		Replaced per year		Accrued depreciation per year	Losses on decrease of useful life per year	Other changes per year		Amount of balance at the end of year		including			
															received under financial lease		remised under operating lease	
		original cost	depreciation		of original cost	of depreciation	original cost	depreciation			original cost	depreciation	original cost	depreciation	original cost	depreciation	original cost	depreciation
1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	16	17	18	19
Land plots	100																	
Capital expenses for land improvement	110																	
Buildings and facilities	120	460,606.0	301,184.0	1,46.0	113,92.0		6,812.0	6,188.0	7,849.0				465,332.0	302,845.0			675.0	421.0
Machinery and equipment	130	328,223.0	270,922.0	3,817.0	16,909.0		26,002.0	25,550.0	12,030.0				322,947.0	257,402.0			135.0	74.0
Transport	140	47,995.0	34,277.0	230.0	1,258.0		2,943.0	2,943.0	3,620.0				46,540.0	34.954.0			190.0	98.0
Implements, devices and inventory (furniture)	150	1,458.0	1,034.0	45.0	41.0		249.0	241.0	84.0				1,295.0	877.0				
Draught	160																	
Perennials	170																	
Other fixed assets	180	3,519.0	2,511.0	249.0	102.0		638.0	620.0	231.0				3,232.0	2,122.0			4.0	2.0
Library stocks	190																	
Low-value capital tangible assets	200						1.0	1.0			235.0	227.0	234.0	226.0				

Temporary (non-title) facilities	210																	
Natural resources	220																	
Inventory container	230																	
Rented items	240																	
Other capital tangible assets	250																	
TOTAL	260	841,801.0	609,928.0	4,487.0	29,702.0		36,645.0	35,543.0	23,814.0		235.0	227.0	839,580.0	598,426.0			1,004.0	595.0

column 14 line code 260 — cost of fixed assets, subject to certain restrictions of title, envisaged by the legislation (261)

cost of pledged fixed assets (262)

residual cost of fixed assets, which are currently not in use (reconstruction, conservation etc.) (263) 17.0

residual cost of fixed assets, redeemed for sale (264)

original cost of fully depreciated fixed assets (265)

column 5 line code 260 — cost of fixed assets, purchased on appointments (266) 11.0

III. Capital Investment

Indicator	Line code	Per year	At the end of year
1	2	3	4
Capital construction	280	1,524.0	12,649.0
Purchase (production) of fixed assets	290	6,401.0	4,042.0
Purchase (production) of other non-working tangible assets	300	108.0	92.0
Acquirement (creation) of intangible assets	310	2.0	
Formation of the main bevy	320		
Others	330		
TOTAL	340	8,035.0	16,783.0

IV. Financial investments

Indicator	Line code	Per year	At the end of year	
			long-term	Current
1	2	3	4	5
A. Financial investments by interest method in:				
Associated enterprises	350			
Subsidiaries	360			
Joint activity	370			
B. Other financial investments				
Interest in charter capital of other enterprises	380			
Shares	390			
Bonds	400			
Others	410			
TOTAL (A+B)	420			

Column 4 line code 045 — Other long-term financial investments are displayed:
- in cost value (421)
- in fair cost (422)
- in depreciated cost (423)

Column 4 line code 220 — Current financial investments are displayed:
- in cost value (424)
- in fair cost (425)
- in depreciated cost (426)

V. Profits and losses

Account	Line code	Profits	Losses
1	2	3	4
A. Other operating profits and losses			
Operating lease of assets	440	162.0	60.0
Operating difference of exchange	450	5,995.0	3,951.0
Realization of other working assets	460	7,200.0	5,268.0
Penalties, fines	470	690.0	1,255.0
Maintenance of housing and social objects	480		3,390.0
Other operating profits and losses	490	10,714.0	15,761.0
B. Profit and loss from interest under investments in:			
Associated enterprises	500		
Subsidiaries	510		
Joint activity	520		
C. Other financial profits and losses			
Dividends	530		X

Interest	540	X	1,952.0
Financial lease of assets	550		
Other financial losses and profits	560	2,991.0	
D. Other profits and losses			
Realization of financial investments	570		
Realization of non-working assets	580	1.0	1,392.0
Realization of property complexes	590		
Non-operating difference of exchange	600		
Free received assets	610		X
Non-working assets write-off	620	X	1,622.0
Other profits and losses	630	2,924.0	191.0

Barter of products (goods, works and services) (631)

Profit share from realization of products (goods, works and services)under barter contracts with affiliated parties (632)

VI. Cash and cash equivalents

Indicator	Line code	At the end of year
1	2	3
Cash on hand	640	15.0
Current bank account	650	14.0
Other bank accounts (bills of credit, cheques)	660	
Cash on the way	670	

Cash equivalents	680	82.0
TOTAL	690	111.0

column 4 line code 070 Cash with limited usage (691)

VII. Secured accounts

Types of secured accounts	Line code	Security remains at the beginning of year	Increase of secured accounts		Security funds, used per year	Unused security funds, reversed during the reported period	Amount of expected reimbursement of expenses from another party, considered for evaluation of secured accounts	Security remains at the end of year
			creation of securities	Additional allocations				
1	2	3	4	5	6	7	8	9
Security for employees vacations	710							
Security for future expenses for additional pension insurance	720							
Security for future settlement of guaranteed obligations	730							
Security of future expenses for restructuring	740							
Security for future expenses under onerous contracts	750							
	760							
	770							
TOTAL	780							

VIII. Reserves

Indicator	Line code	Book value at the end of year	Reevaluation per year	
			Increase of net costs of realization*	Adjustment
1	2	3	4	5
Raw materials and materials	800	14,040.0		88.0
Purchasing semiraw materials and component products	810			
Fuel	820	3,924.0		
Containers and container materials	830			
Construction materials	840			
Duplicate	850	11,282.0		
Agricultural materials	860	21.0		
Growing and greased animals	870	427.0		
Low-valued and quick-wearing items	880	444.0		
Uncompleted production	890	1,567.0		
Finished products	900	27,620.0		
Goods	910	57,956.0		
TOTAL	920	117,281.0		88.0

Column 3 line code 920 Par value cost of reserves:

accounted in net cost of realization (921)
submitted for processing (922) 4374.0
pledged (923)
submitted for commission (924)

Assets on safekeeping – account 02 (925) 6603.0

IX. Receivables

Indicator	Line code	Book value at the end of year	including within delinquency terms		
			up to 3 months	from 3 to 6 months	from 6 to 12 months
1	2	3	4	5	6

* shall be calculated according to para 28 of the Accounting standards 9 "Reserves"

Receivables for goods, works and services	940	200,835.0	143,391.0	5,672.0	5,518.0
Other current accounts receivables	950	823.0	823.0		

Dead loans that were wrote-off during the reported year (951) 607.0

X. Shortages and losses for spoilage

Indicator	Line code	Amount
1	2	3
Disclosed (write-off) during the year	960	755.0
Recognized as debt of guilty people during the reported period	970	28.0
Amount of shortages and losses under consideration (off-balance account)	980	727.0

Director ________________

Chief accountant ________________

ATTACHMENT 21

Appendix 6

Notes to Financial Statement
OJSC "Ordzhenikidze ore mining and processing enterprise"

Addenda 1 – 4 contain financial statement with notes of OJSC "Ordzhenikidze ore mining and processing enterprise" (hereinafter referred to as "OJSC "OGZK") for 2000. Addenda 5, 6 contain notes to financial statement of OJSC "OGZK" for 2000.

Non-working assets

1. Non-working assets are accounted at book value, which is calculated as difference between selling (original) cost and accrued depreciation.

Main asset for the period between 1 January 2000 and 30 June 2000 was considered to be asset of more than UAH 1,000 value with expected useful life period of more than a year at the date of making up the balance sheet; depreciation of fixed assets in I half-year 2000 was calculated in method of decreasing of depreciated cost not using increasing coefficient. Total sum of depreciation was defined as sum of depreciated cost of object at the beginning of reported period (as for fixed assets for productive purposes) or original cost at the starting date of depreciation accruing (as for fixed assets for non-productive purposes) and annual depreciation rate. Annual depreciation rate was determined for each group of fixed assets as follows:

- buildings and facilities – 1,25%
- machinery and equipment – 6,25%
- transportation means – 6,25%
- implements, devices and inventory (furniture) – 3,75%.

Depreciation for first half-year 2000 (prior to Accounting provisions (standards) 7 came into effect) was calculated considering decreasing coefficient 0,8 according to current tax legislation.

For the period between 1 July 2000 and 31 December 2000 main asset was considered to be asset of more that UAH 1,000 value (without VAT), and refrigerating and computer equipment of more than UAH 500 value (without VAT), with expected useful life period of more than a year. Depreciation of fixed assets for the second half-year 2000 was calculated in straight-line method, considering expected useful life of each object. Depreciation rates for objects that are used in mining in open pits and whose useful lives depend on exploitation period of minerals deposits were determined regarding 1 ton of mined reserves (extracted reserves and exploitation costs). Depreciation rates for transport means, permanently used in open pits, were determined in percentages from original cost for 1,000 km of run.

Material asset of less than UAH 1,000 value and useful life period of more than a year were considered as non-working assets. Depreciation of "Non-working material assets" group was calculated in the amount of 100% of objects commission cost.

Addendum 5 to part II contains increase (in columns 12, 13 "Other changes per year") in cost of "Low-value non-working material assets" group (original cost by UAH 235 thousands, depreciation by UAH 227 thousands) by cost of assets transferred from working assets to non-working assets according to adopted accounting policy of the enterprise.

In 2000 fixed assets increased in cost by the amount of plus-valuation (UAH 29, 702 thousands). Plus-valuation of fixed assets was accounted within other additional capital of the enterprise (Addendum 4).

Financial statement for 2000 does not contain any losses from decrease in utility of fixed assets.

2. Intangible assets were accounted in balance sheet of the enterprise at their depreciated cost. For the purpose of accounting they are presented as objects of software nature.

Depreciation of intangible assets was calculated in straight-line method.

Useful life periods were determined by experts individually for each accounted object but no more than 10 years of uninterrupted exploitation.

In 2000 intangible assets increased in cost by the amount of plus-valuation (UAH 25 thousands). Plus-valuation of tangible assets was accounted within other additional capital of the enterprise (Addendum 4).

There is no fixed assets or other intangible assets, which were pledged or restricted in title.

Reserves

Reserves, accounted in financial statement at the beginning and at the end of reported period, were valuated at their original cost.

Upon transmission of reserves for production, selling and other retirement valuation was done in method of weighted average cost of reserves unit. Book value of reserves by separate classification groups was presented in Addendum 5.

As of 31 December 2000 there is no reserves under pledge or commission.

Cost of reserves transmitted to processing amounted at UAH 4,374 thousands as of 31 December 2000.

Receivables

Debts of customers for products and debts of other debtors were accounted as receivables in the balance sheet of the enterprise.

There was no reserve of doubtful debts as of 31 December 2000.

Long-term liabilities were presented as employees liabilities for extended loans, subject to payment not sooner than 31 December 2001. Long-term liabilities were presented within intangible assets (UAH 14000 as of 31 December 2000).

ATTACHMENT 21

Other current receivables (210 account) included debts that were not subject to account at any other account (tab 1).

Information on account

"Other current receivables"

Tab 1

No.	Type of liabilities	As of December 31, 2000 UAH thousands
1.	Liabilities of employees and officers	97
2.	Liabilities for advance amounts	2
3.	Liabilities sunder granted tickets to the children's camps under "Preschool institutions"	26
4.	Liabilities under commodity loan	3
5.	Liabilities under payment of damages	35
6.	Liabilities under settlements with employees by means of supply of food against salaries	138
7.	Arrears of wages	51
8.	Liabilities before budget	338
9.	Liabilities under claims	28
10.	Liabilities before Social Insurance Fund	105
	TOTAL	823

1. Account 250 "Other working assets" contains balance for VAT payments – UAH 1,310 thousands.

Cash

1. Account "Cash" as of 31 December 2000 included the following remains:

- national currency on hand – UAH 15 thousands;
- national currency on bank settlement account – UAH 12 thousands;
- foreign currency on bank account – UAH 2 thousands;
- cash equivalents in national currency: payment cards – UAH 15 thousands, registered official blanks, commemorative coins, stamps – UAH 12 thousands. Total: UAH 27 thousands;

- cash equivalents in foreign currency: plastic cards – UAH 55 thousands.

Total amount of funds – UAH 111 thousands.

2. Non-monetary transactions linked to investment and financial activity reflected in form No.3 "Cash flow report for 2000" (Addendum 3):
   - Liabilities set-off for purchased non-working assets, activity on improvement of fixed assets for repayment of debts for products, works, services – UAH 4,742 thousands;
   - Decrease of assets by non-working assets improvement – UAH 1,514 thousand;
   - Payment of debts by non-working assets – UAH 5,903 thousands;
   - Payment of credits at the expense of working assets – UAH 1,504,235 thousand;
   - Payment of current liabilities by bank credits – UAH 1,495,819 thousand.

Capital

1. Own capital of the enterprise comprised charter capital, other additional capital and undivided income/
   Account "Other additional capital" reflects remains of enterprise funds (tab 2).

Tab 2

No.	Purpose of funds	Balance as of 01/01/2000, UAH 1 thousand	Balance as of 31/12/2000, UAH 1 thousand
1	2	3	4
1.	Fund for indexation of book value of fixed assets	204,597	204,597
2.	Fund for TMC and indexation of book value of fixed assets under ORS	4,749	4,749
3.	Value of property, received in the form of investments	30,407	30,407
4.	Plus-evaluation fund for fixed assets 2000	-	29 702
5.	Plus-evaluation fund for non-working assets 2000	-	25
6.	Fund for non-working assets received free of charge	-	87
TOTAL		239,753	269,567

Balance of "Fund of property, received in form of investments" as of 1 January 2000 was corrected at the amount of mistake discovered in its accounting at the end of 1999 of UAH 9 thousands (see "Correction of mistakes").

The following transactions with enterprise's funds were held in 2000:

- "Plus-evaluation fund for fixed assets" was established at the amount of UAH 29,702 thousands;
- "Plus-evaluation fund for intangible assets" was established at the amount of UAH 25 thousands;
- "Fund for non-working assets received free of charge" was established at the amount of UAH 88 thousands, income at the amount of accrued depreciation for free fixed assets (UAH 1 thousand) was received at the expense of the said fund.

2. Charter capital of the enterprise (UAH 61,409,870) was divided by 245,639,480 of common registered shares of UAH 0,25 value each. Charter capital was paid in full. There was no any changes in number of shares in circulation in 2000. Enterprise did not redeemed shares in 2000, there is no any redeemed shares as of 31 December 2000 consequently. Founder – State Property Fund of Ukraine.

Tab 3 contains the list of shareholders owing more that 5% interest in the charter capital.

Information on shareholders of OJSC "OGZK", owing more than 5% interest in the charter capital

Tab 3

No.	List of shareholders	Number of shares	Interest, %
1	2	3	4
1.	GAK "Ukrpolimetaly"	61,409,871	25.000
2.	St/ John Trading (OVERSEAS) Ltd	60,309,860	24.552
3.	Raffles Commodities Ltd	58,654,348	23.878
4.	Occidental management coltd	17,917,220	7.294
5.	Varkedge Limited	20,709,397	8.431

3. In 2000 reserve fund was replenished with UAH 1,317 thousand. Source of replenishment – profit of the enterprise. Fund was established according to provisions of the Charter at the amount of 5% of enterprise's net profit for the period.

Secured future expenses and payments

Account "Special purpose funding" includes outstanding amounts of innovation fund, that remained at the disposal of enterprise.

Receivables

1. Account "Other long-term liabilities" (account number 470 of III part of Liabilities balance sheet) contains long-term liabilities for restructured liabilities with expected repayment no sooner 31 December 2001 – UAH 8,215 thousands.
2. Deferred tax liabilities and deferred tax assets for profit tax for 2000 were not calculated because Accounting Provisions (Standards) 17 as of 31 December 2000 was not yet in force (Standard is effective from 1 January 2001).
3. Account "Other current liabilities" (number 610 of IV part of Liabilities balance sheet) contains liabilities that are not subject to reflection at other accounts payable.

Tab 4

No.	Types of liabilities	As of 31.12.2000, UAH 1 thousand
1	2	3
1.	Liabilities for services at "Child infant institutions"	8
2.	Liabilities for VAT payments prior to payment period	22,657
3.	Liabilities for advance amounts	7
4.	Liabilities for interest for credits	382
5.	Liabilities for payments to employees of the principal branch	263
6.	Liabilities for payments to employees of "Child infant institutions" branch	90
	TOTAL:	23,407

Incomes

1. During the reported period incomes were consolidated at the date of their appearance despite the date of their proceeding.

2. Account 630 "Future incomes" as of 31.12.2000 contains amounts of received advances for subscription to periodicals (UAH 17 thousands).

3. As a result of activities in 2000 the enterprise received net profit at the amount of UAH 26,334 thousands.

Principal part of income includes profit from realization of products and goods – UAH 765,158 thousands.

4. Addendum 5 contains other operating incomes (account 060), other financial incomes (account 120), other incomes (account 130).

5. Income account does not include value added of plus-valuation of non-working assets – UAH 29,727 thousands, and cost of free received non-working assets – UAH 87 thousands, that were both accounted within "other additional capital".

6. There as no extraordinary incomes.

ATTACHMENT 21

Expenses

1. Addendum 5 contains other operating expenses (account 090), other financial expenses (account 140), other expenses (160).

2. Amount of material expenses for value of realized goods (UAH 552,321 thousands) were not accounted within operating expenses in part II of "Financial report for 2000".

3. There was no extraordinary expenses.

Correction of mistakes and changes in financial statements

1. The following accounts were corrected by sums of discovered mistakes in their reflection as of 1 January 2000:
1.1 "Other additional capital" – account was reduced by amounts of purpose financing, that were transferred to part II of liabilities balance sheet to account "Purpose financing" (UAH 9 thousands) as wrongly reflected sums of fund for payments for Chornobyl people at the end of 1999;
1.2 "Other long-term liabilities" was corrected by amount of current liabilities for restructuring of liabilities before budget, that was transferred to account "Current liabilities for long-term obligations" of part IV of liabilities balance sheet (by UAH 289 thousands).

2. "Production reserves" account was corrected by results of previous period – reduced by UAH 39 thousands.

3. Financial statements with introduced changes was not published.

4. Accounting policy in reported period was changing regarding:
- attribution of inventory holdings to non-working assets (low-value non-working assets) and working assets (production reserves);
- methods of reflection of fixed assets value and calculation of depreciation of fixed assets;
- accounting of results on free transfer of assets,
as well as in way of reflection of other incomes and losses in connection with transition to Accounting Provisions (Standards). Correction of undivided income by changes in accounting policy was not held because of infeasibility of its accurate identification.

Director ________________
Chief Accountant ________________

02 MAR 28 AM 8:10

ATTACHMENT 23

	CODES		
Date (year, month, day)	2001	1	01
Enterprise: the OJSC "Ordzhonikidzevsky Ore Mining and Processing Enterprise" as to EDRPOU	00190928		
Territory: 1212100000 as to KOATUU	1212100000		
State management authority: OPEN JOINT STOCK COMPANIES, ESTABLISHED for as to SPODU	6024		
Industry: digging of ferrous metals ores as to ZKGNG	12112		
Measuring unit: UAH thousand as to KVED			
Controlling amount			

FINANCIAL REPORT
For 2000

Form No.2 DKUD 1801003

I. FINANCIAL RESULTS

Indicator	**Line code**	**For reported period**	**For previous period**
1	**2**	**3**	**4**
Sales income (proceeds) (goods, works, services)	010	817,268.0	219,125.0
Value added tax	015	(52,082.0)	(36,740.0)
Excise tax	020	( )	( )
	025	( )	( )
Other income allocations	030	(28.0)	(5.0)
Net sales income (proceeds) (goods, works, services)	035	765,158.0	182,380.0
Prime cost of products sold (goods, works, services)	040	(701,996.0)	(123,736.0)
Gross: income	050	63,162.0	58,644.0
loss	055	( )	( )
Other working income	060	24,761.0	140,788.0
Administrative expenses	070	(12,688.0)	(19,356.0)
Sales expenses	080	(19,975.0)	(7,296.0)
Other working expenses	090	(29,685.0)	(150,272.0)
Financial results from operating activity: income	100	25,575.0	22,508.0
loss	105	( )	( )

Interest income	110		
Other financial income	120	2,991.0	
Other income	130	2,925.0	5,973.0
Financial expenses	140	(1,952.0)	(33,944.0)
Interest losses	150	( )	( )
Other expenses	160	[illegible]	(10,686.0)
Financial results from ordinary activity before taxation: income	170	26,334.0	
loss	175	( )	(16,149.0)
Income from ordinary activity tax	180		
Financial results from ordinary activity before taxation: income	190	26,334.0	
loss	195	( )	(16,149.0)
Extraordinary: income	200		
expenses	205	( )	( )
Extraordinary income tax	210		
Minority share	215		
Net: income	220	26,334.0	
loss	225	( )	(16,149.0)

II. ELEMENTS OF WORKING EXPENSES

Indicator	Line code	For reported period	For previous period
1	2	3	4
Material costs	230	103,493.0	64,345.0
Costs for salaries	240	36,464.0	26,849.0
Social payments	250	13,864.0	10,701.0
Depreciation cost	260	24,044.0	18,099.0
Other working costs	270	45,884.0	168,587.0
TOTAL	280	223,749.0	288,581.0

III. INDEXES CALCULATION

Indicator	Line code	For reported period	For previous period
1	2	3	4
Average annual number of			

ordinary shares	300	245,639,480	245,639,480
Corrected average annual number of ordinary shares	310	245,639,480	245,639,480
Net income per an ordinary share (UAH)	320	0.10721	
Corrected net income per an ordinary share (UAH)	330	0.10721	
Dividends per an ordinary share (UAH)	340		

Director [signature] (signature) Postolovsky Volodymyr Volodymyrovych (surname)

[seal]

Chief Accountant (signature) [signature] Naumenko Alla Dmytrivna (surname)

02 MAR 29 AM 8:15

ATTACHMENT 25

INFORMATION ON THE PROPERTY STATUS AND FINANCIAL AND BUSINESS ACTIVITIES OF THE ISSUER FOR 2000

Information on the issuer's fixed assets (at depreciated cost)

Description of fixed assets	Own fixed assets (UAH thousands)		Leased fixed assets (UAH thousands)		Total amount of fixed assets	
	At the beginning of the period	At the end of the period	At the beginning of the period	At the end of the period	At the beginning of the period	At the end of the period
1. Designated for production purposes:	231,873.0	241,154.0		501.0	231,873.0	241,655.0
- buildings and structures	159,422.0	162,487.0		254.0	159,422.0	162,741.0
- machinery and equipment	57,301.0	65,545.0		61.0	57,301.0	65,606.0
- means of transportation	13,718.0	11,586.0		92.0	13,718.0	11,678.0
- other	1,432.0	1,536.0		94.0	1,432.0	1,630.0
2. Designated not for production purposes:						
- buildings and structures						
- machinery and equipment						
- means of transportation						
- other						
Total	231,873.0	241,154.0		501.0	231,873.0	241,655.0
Explanation:	The degree of depreciation of the own fixed assets at the beginning of the year amounted to 72%, and at the end of the year – 71%.					

Information on the issuer's liabilities

Types of liabilities	Date of occurrence	Outstanding part of the debt (UAH thousands)	Interest for money usage (% per annum)	Maturity date
Bank loans	X		X	X
Including:				
Liabilities under securities	X	155,101.0	X	X
Including: bonds (per each issue)	X		X	X
under promissory notes (total)	X	155,101.0	X	X
financial investment into corporate rights (per each type)	X		X	X
Tax liabilities	X	2,077.0	X	X
Financial assistance on	X		X	X

return basis				
Other liabilities	X	245,151.0	X	X
Total amount of liabilities	X	402,329.0	X	X

Information on written-off bad debts (for commercial banks)

Debts according to the nature of occurrence	Amount (UAH thousands)
INTER-BANK MARKET	
1. Loans and financial leasing, issued guarantees and deposits	
NON-INTER-BANK MARKET (2 + 3 + 4)	
2. Loans advanced to state managerial authorities	
3. Loans advanced to business entities	
4. Loans advanced to individuals	
Total written off bad debts (1+2+3+4)	

02 MAR 22

[Letterhead of Auditing Firm "COWPERWOOD"]

To: Chairman of the Management Board of the OJSC "Ordzhonikidzevsky Ore Mining and Processing Enterprise"
Mr. Postolovsky, V.V.

Audit Conclusion
of the Independent Auditing Firm "COWPERWOOD"
on Authenticity and Accuracy of the Financial Statements
of the Open Joint Stock Company "Ordzhonikidzevsky Ore Mining and Processing Enterprise" as of 31 December 1999, drew up according to IASC

Dnipropetrovsk 27 September 2000

We have made the audit of the authenticity and accuracy of attached financial statements of the OJSC "Ordzhonikidzevsky Ore Mining and Processing Enterprise" (Appendices to the Audit Conclusion 1, 2, 3, 4, 5).

The following information was submitted for the audit:

- annual accounting report of the OJSC "Ordzhonikidzevsky Ore Mining and Processing Enterprise" for 1999, drew up according to Order of the Ministry of Finance of Ukraine No. 282 of November 17, 1999;
- balance sheet of the enterprise as of December 31, 1999, drew up according to IASC (Appendix 1);
- financial results report for 1999, drew up according to IASC (Appendix 2);
- cash flow report, drew up according to IASC (Appendix 3);
- own capital report, drew up according to IASC (Appendix 4);
- notes to financial statements (Appendix 5);
- other information on financial and business activity of the enterprise for the period from January 1, 1999 to December 12, 1999.

Responsibility for the authenticity and accuracy of the information provided to the auditors shall be borne by the management of the OJSC "Ordzhonikidzevsky Ore Mining and Processing Enterprise". Our duties include the preparation of a conclusion under results of the audit.

The audit was carried pursuant to requirements set forth by Law of Ukraine "On the Auditing Activity" and "National Standards of Audit in Ukraine", approved by the Decision No. 73 of the Audit Chamber of Ukraine, dated December 18, 1998. The said Standards require that audit planning and performance were aimed at receipt of sufficient confirmations as to absence of substantial mistakes in the financial statements. During the audit evidences, which support information disclosed in the financial statements, were collected and tested, as well as compliance of applied accounting principles with accounting standard requirements, effective during the period of the audit.

We believe that received information is sufficient for compiling the audit conclusion. We confirm the compliance of the accounting system adopted in 1999 at the enterprise with requirements of Ukrainian legislation, compliance of data in the annual accounting report of the enterprise with those contained in accounting registers, as well as authenticity of the annual accounting report of the enterprise for 1999, which was compiled according to Order No.282 of the Ministry of Finance of Ukraine, dated November 17, 1999.

According to the "Methodological Recommendations on Transformation of Accounting Statements of Open Joint Stock Companies and Enterprises-Issuers of Bonds into Financial Statements under IASC", approved by Order No.268 of State Commission on Securities and Stock Market of December 21, 1999, the transformed financial statements of the OJSC "Ordzhonikidzevsky Ore Mining and Processing Enterprise" was compiled on the basis of data contained in the annual accounting report.

We consider that the financial statements of the enterprise was presented objectively in all aspects, comply with above mentioned standard requirements and authentically reflect the real financial position of the Open Joint Stock Company "Ordzhonikidzevsky Ore Mining and Processing Enterprise" as of December 31, 1999 resulting from transactions from January 1, 1999 to December 12, 1999.

General Director [signature] V.V. Halasyuk
(Audit certificate series A No.000067) [seal]

Auditor [signature] O.O. Konovalova
(Auditor certificate series A No. 002258)

Auditing Firm "COWPERWOOD"
(license series AB No. 000031)

10 Shevchenko Str, apt.18
Dnipropetrovsk 49044, Ukraine

Tel.: (0562) 37 1976, 47 8398.

E-mail: nic@inkon.dnepr.net
http://www.inkon.dnepr.net

ATTACHMENT 22

Appendix 1
to the Audit Conclusion

	CODES		
Date (year, month, day)			01
Enterprise: OJSC "Ordzhonikidzevsky Ore Mining and Processing Enterprise" as to EDRPOU	00190928		
Territory: Ukraine as to KOATUU	1312421		
Form of ownership: collective as to KFV			
State management authority: as to SPODU	7034		
Branch: extraction of manganese ore as to ZKGNG	12112		
Measuring unit: UAH thousand as to KVED			
Address: 11 Kalinin St., Ordzhonikidze, 322960 Controlling amount			

General Director [signature] V.V. Halasyuk
LLC AF "COWPERWOOD" [seal]

Auditor [signature] O.O. Konovalova

ATTACHMENT 22

BALANCE SHEET
As of 31 December 1999

Form No.1 DKUD Code 1801001

ASSET	Line code	At the beginning of year	At the end of year
1	2	3	4
I. NON-WORKING ASSETS			
Intangible assets:			
residual value	010	36.0	3.0
initial value	011	102.0	114.0
depreciation	012	66.0	111.0
Uncompleted construction	020	18,014.0	14,859.0
Fixed Assets: residual value	030	249,834.0	231,873.0
initial value	031	849,808.0	841,801.0
depreciation	032	599,974.0	609,928.0
Long-term financial investments: accounted using the method of participation in the capital of other enterprises	040		
other financial investments	045		
Long-term accounts receivable	050		
Deferred tax assets	060		
Other non-working assets	070		
SECTION 1 TOTAL	**080**	**267,884.0**	**246,735.0**
II. WORKING CAPITAL			
Inventories: production inventory	100	35,336.0	30,496.0
animals under growing and feeding	110	282.0	262.0
uncompleted construction	120	6,954.0	3,170.0
finished products	130	26,260.0	14,291.0
goods	140	2,964.0	7,003.0
Promissory notes received	150	25,085.0	33,409.0
Accounts receivable for goods, works, services:			
net sales value	160	75,406.0	77,596.0
initial value	161	75,406.0	77,596.0
doubtful debt reserve	162		
Accounts receivable under settlements: with budget	170	4,947.0	11,331.0
on granted advance payments	180	39,557.0	345,657.0
on accrued revenues	190		
from internal settlements	200		
Other current accounts receivable	210	2,125.0	1,224.0

Current financial investments	220		
Monetary funds and their equivalent: in the Ukrainian currency	230	105.0	31.0
in foreign currency	240	68,821.0	22.0
Other working capital	250	9,213.0	3,681.0
SECTION 2 TOTAL	**260**	**297,055.0**	**528,173.0**
III. EXPENSES OF FUTURE PERIODS	**270**	**5.0**	**18.0**
BALANCE	**280**	**564,944.0**	**774,926.0**

LIABILITIES	Row Number	At the beginning of year	At the end of year
1	2	3	4
I. Own Capital			
Charter capital	300	61,410.0	61,410.0
Share capital	310		
Additionally contributed capital	320		
Other additional capital	330	240,726.0	239,762.0
Reserve capital	340	4,178.0	4,178.0
Undistributed profit (uncovered loss)	350	46,229.0	30,080.0
Unpaid capital	360		
Withheld capital	370		
SECTION I TOTAL	**380**	**352,543.0**	**335,430.0**
II. Security For Further Expenses And Payments			
Secured payments for personnel	400		
Other security	410		
Target financing	420		1,435.0
SECTION II TOTAL	**430**		**1,435.0**
III. Long-Term Liabilities			
Long-term bank loans	440		
Other long-term financial liabilities	450		
Deferred tax liabilities	460	7,172.0	6,276.0
Other long-term liabilities	470	940.0	457.0
SECTION IIITOTAL	**480**	**8,112.0**	**6,733.0**
IV. Current Liabilities			
Short-term bank loans	500	43,718.0	7,859.0
Current indebtedness under long-term liabilities	510	896.0	896.0
Issued promissory notes	520	35,701.0	16,721.0
Accounts payable for goods, works, services	530	97,239.0	118,370.0
Current liabilities under settlements:			
for received advance payments	540	2,485.0	2,462.0
with budget	550	6,256.0	7,387.0
for off-budget payments	560	[illegible]	[illegible]
for insurance	570	[illegible]	[illegible]
for labor remuneration	580	4,938.0	2,075.0
with participants	590		
for internal settlements	600		

Other current liabilities	610	6,041.0	267,928.0
SECTION IV TOTAL	**620**	**204,289.0**	**431,328.0**
V. Future Revenues	**630**		
Balance	**640**	**564,944.0**	**774,926.0**

Director [signature]

[seal]

Chief Accountant [signature]

ATTACHMENT 22

Appendix 2
to the Audit Conclusion

	CODES		
Date (year, month, day)			01
Enterprise: the OJSC "Ordzhonikidzevsky Ore Mining and Processing Enterprise" as to EDRPOU	00190928		
Territory: Ukraine as to KOATUU	1312421		
Form of ownership: collective as to SPODU			
State management authority: as to ZKGNG	7034		
Industry: extraction of manganese ores as to KVED	12112		
Type of economic activity: extraction of manganese ores Controlling amount			

Measuring unit: UAH thousand

General Director [signature] V.V. Halasyuk
LLC AF "COWPERWOOD" [seal]

Auditor [signature] O.O. Konovalova

FINANCIAL RESULTS REPORT
For 1999

Form No.2 DKUD 1801003

I. FINANCIAL RESULTS

Indicator	Line code	For reported period	For previous period
1	2	3	4
Sales income (proceeds) (goods, works, services)	010	219,125.0	291,561.0
Value added tax	015	36,740.0	37,883.0
Excise tax	020		
	025		
Other income allocations	030	5.0	
Net sales income (proceeds) (goods, works, services)	035	182,380.0	253,678.0
Cost value of products sold (goods, works, services)	040	123,736.0	160,402.0
Gross: income	050	58,644.0	93,276.0
loss	055		
Other working income	060	140,788.0	7,315.0
Administrative expenses	070	19,356.0	17,970.0
Sales expenses	080	7,296.0	7,115.0
Other working expenses	090	150,272.0	79,058.0
Financial results from operating activity: income	100	22,508.0	
loss	105		3,552.0
Interest income	110		
Other financial income	120		
Other income	130	5,973.0	34,165.0
Financial expenses	140	33,944.0	18,441.0
Interest losses	150		
Other expenses	160	10,686.0	11,868.0
Financial results from ordinary activity before taxation: income	170		304.0
loss	175	16,149.0	
Income from ordinary activity tax	180		304.0
Financial results from ordinary activity before taxation: income	190		

loss	195	16,149.0	
Extraordinary: income	200		
expenses	205		
Extraordinary income tax	210		
Net: income	220		
loss	225	16,149.0	

X. ELEMENTS OF OPERATING EXPENSES

Indicator	Line code	For reported period	For previous period
1	2	3	4
Material costs	230	64,345.0	120,704.0
Costs for salaries	240	26,849.0	27,592.0
Social payments	250	10,701.0	12,521.0
Depreciation cost	260	18,099.0	12,852.0
Other working costs	270	168,587.0	90,876.0
TOTAL	280	288,581.0	264,545.0

II. PROFIT-ON-SHARE INDUCE CALCULATION

Indicator	Line code	For reported period	For previous period
1	2	3	4
Average annual number of common shares	300	245,639,480.0	245,639,480.0
Corrected average annual number of common shares	310	245,639,480.0	245,639,480.0
Net income per common share (UAH)	320		
Adjusted net income per common share (UAH)	330		
Dividends per common share (UAH)	340		

Director [signature]
[seal]

Chief Accountant [signature]

ATTACHMENT 22

Addendum 3
to the Audit report

		CODES
	Form No.3 as to DKUD	1801004
	Date (year, month, day)			01
Enterprise: the OJSC "Ordzhonikidzevsky Ore Mining and Processing Enterprise"	as to EDRPOU	00190928
Territory: Ukraine	as to KOATUU	1312421
Form of ownership: collective	as to KFV	
State management authority:	as to SPODU	7034
Industry: extraction of manganese ores	as to ZKGNG	12112
Measuring unit: UAH thousand	Controlling amount	

General Director [signature] V.V. Galasyuk
LLC AF "Couperwood" [seal]

Auditor [signature] O.O.Konovalova

Cash flow report
for 1999

Form No.3 Code DKUD 1801004

Indicator	Line code	For the period under report		For the previous period	
		Proceeds	Expenses	Proceeds	Expenses
1	2	3	4	5	6
I. Cash flow as a result of operational activities					
Profit (losses) as result of ordinary activities before taxation	010		16,149.0		
Adjustments for: depreciation of non-working assets	020	18,099.0			
decrease (increase) of collateral	030	1,435.0			
losses (profit) as result of currency difference unused	040	13,518.0	30,416.0		
losses (profit) as result of non-operational activities	050	4,298.0	5,471.0		
Expenses for payment of interest	060	33,944.0			
Profit (losses) as result of operational activities prior to changes in net working assets	070	19,258.0			
Decrease (increase) of: working assets	080		550,742.0		
expenses of future periods	090		13.0		
Increase (decrease) of: current obligations	100	478,245.0			
profit of future periods	110				
Monetary funds as result of operational activities	120		53,252.0		
Paid: interest	130				
profit tax	140		165.0		
Net flow of money prior to extraordinary events	150		53,417.0		
Flow of money as result of extraordinary events	160				
Net flow of money as result of operational activities	170		53,417.0		
II. Flow of money as result of investment activities					
Implementation of: financial investment	180				

non-working assets	190	152.0			
property complexes	200				
Receipt of: interest	210				
dividend	220				
Other proceeds	230				
Acquisition of: financial investment	240				
non-working assets	250		57.0		
property complexes	260				
Other payments	270		88,398.0		
Net flow of funds prior to extraordinary events	280		88,303.0		
Flow of funds as result of extraordinary events	290				
Net flow of funds as result of investment activities	300		88,303.0		
III. Flow of funds as result of financial activities					
Own capital income	310				
Loans received	320	78,568.0			
Other earnings	330				
Repayment of loans	340		29,058.0		
Dividends paid	350				
Other payments	360				
Net cash flow prior to extraordinary events	370	49,510.0			
Cash flow as result of extraordinary events	380				
Net cash flow as result of financing activities	390	49,510.0			
Net cash flow for the period under report	400		92,210.0		
Balance at the beginning of year	410	68,926.0			
Influence of currency rates changes on balance of funds	420	29,750.0	6,413.0		
Balance of funds the end of year	430	53.0			

Director [signature]

[seal]

Chief accountant [signature]

ATTACHMENT 22

Appendix 4
to the Audit report

	CODES		
Date (year, month, day)			01
Enterprise: the OJSC "Ordzhonikidzevsky Ore Mining and Processing Enterprise" as to EDRPOU	00190928		
Territory: Ukraine as to KOATUU	1312421		
Form of ownership: collective as to KFV			
State management authority: as to SPODU	7034		
Industry: extraction of manganese ores as to ZKGNG	12112		
Measuring unit: UAH thousand Controlling amount			

General Director [signature] V.V. Galasyuk
LLC AF "Couperwood"

[seal]

Auditor [signature] O.O.Konovalova

ATTACHMENT 22

Own Capital Report
For 1999

Form No.4 Code DKUD 1801005

Indicator	Line code	Charter capital	Share capital	Additionally invested capital	Other additional capital	Reserve capital	Undivided income	Unpaid capital	Withdrawn capital	TOTAL
1	2	3	4	5	6	7	8	9	10	11
Balance as of the end of year	010	61,410.0			298,354.0	4,178.0				363,942.0
Adjustment: Change of accounting policy	020				-57,393.0		46,982.0			-10,411.0
Correction of mistakes	030				-235.0		-753.0			-988.0
Other changes	040									
Balance adjusted as of the beginning of year	050	61,410.0			240,726.0	4,178.0	46,229.0			352,543.0
Revaluation of assets: Additional evaluation of fixed assets	060									
Value reduction of the fixed assets	070									
Additional evaluation of uncompleted construction	080									
Value reduction of uncompleted construction	090									
Additional evaluation of										

intangible assets	100									
Value reduction of intangible assets	110									
	120									
Net profit (losses) within the period under report	130						-16,149.0			-16,149.0
Distribution of profit: Payments to the owners (dividends)	140									
Allocation of the profit to the charter fund	150									
Allocations to the reserve fund	160									
	170									
Contributions of the participants: Contributions to the capital	180									
Repayment of indebtedness from the capital	190									
	200									
Withdrawal of capital: Redemption of shares (participation interest)	210									
Re-sale of the shares (participation interest) redeemed	220									
Cancellation of the shares (participation interest) redeemed	230									
Withdrawal of the										

participation interest from the capital	240									
Reduction of the par value of the shares	250									
Other changes in capital: Outstanding losses write-off	260									
Assets received free	270									
	280				-964.0					-964.0
TOTAL changes in capital	290				-964.0		-16,149.0			-17,113.0
Remains at the end of year	300	61,410.0			239,762.0	4,178.0	30,080.0			335,430.0

Director [signature]

[seal]

Chief accountant [signature]

Appendix 5

Notes to Financial Statements
OJSC "OGZK"

Non-working assets

Fixed assets are reflected in the balance sheet at book value, which is calculated as difference between buying (original) cost and accrued depreciation. Depreciation of fixed assets was calculated by method of residual cost decreasing, according to which the amount of depreciation was calculated as product of residual cost of fixed assets at the beginning of reported period and original cost at the date of depreciation calculation and annual depreciation rate. According to tax legislation in force, the decreasing rate 0,8 is applied to accrued depreciation (except for 1 quarter of 1999).

For accounting purposes fixed assets are divided into the following groups:

1. Buildings and facilities.
2. Machinery and equipment.
3. Transportation means.
4. Implements, devices and inventory.

Availability and move of fixed assets in the reported year are presented in Tab 1.

Tab 1.

Group No.	Residual cost as of January 1, 1999	Received in the reported period	Withdrew		Amount of accrued depreciation in the reported period	Residual cost as of December 31, 1999
			Sold	Liquidated		
1	2	4	5	6	7	8
Fixed assets for production purposes						
1 group	145,317	42	33	-	4,493	136,746
2 group	61,262	1,659	330	7,026	9,934, 1 (under transformation)	57,482
3 group	16,245	15	53	904	2,524	13,282
4 group	-122	5	-	-	25, -18 (under transformation)	-118
In total:	222,702	1,721	416	7,930	16,959	207,392
Non-productive fixed assets and productive assets of other industries						
1 group	24,107	286	692		1,080	22,216
2 group	1,940		818		583	1,381
3 group	0	1			4	1
4 group	1,085	1,674	514	1,319	394	883
In total:	27,132	1,961	2,024	1,319	2,061	24,481
TOTAL:	249,834	3,682	2,440	9,249	19,020	231,873

Book value of non-productive fixed assets within total value of non-working assets constitute:

1) as of January 1, 1999 – UAH 18,719 thousand

2) as of December 31, 1999 – UAH 17,124 thousand.

Non-working assets include fixed assets not subject to privatisation, their initial value at the beginning and at the end of reporter period was respectively (Tab 1.1):

Tab. 1.1

Data on fixed assets not subject to privatisation

Name	Initial value as of January 1, 1999	Waste as of January 1, 1999	Residual value as of January 1, 1999	Initial value as of December 12, 1999	Waste as of December 31, 1999	Residual value as of December 31, 1999
1.Residential construction No.40 (1 group non-productive funds object)	942	110	831	927	158	789
2. CO objects (productive group objects)	2,694	571	2,123	2,694	660	2,034
Total	3,636	681	2,954	3,641	818	2,823

There is no fixed assets under conservation as of December 12, 1999.

Initial value of fully depreciated fixed assets currently in use as of December 12, 1999 – UAH 63,680 thousand.

Value of pledged property as of December 12, 1999 – UAH 18,625 thousand.

Intangible assets

Intangible assets are reflected in the balance sheet of the enterprise at their residual cost. In accounting they are presented, in general, as software environment objects. Accordingly there is one group at the enterprise – "PC programs".

Intangible assets depreciation was accrued in straight-line method.

According to accounting policy of the enterprise useful life of software products – 12 months.

Availability and move of intangible assets in the reported year are presented in Tab 2.

Tab 2

Data on remains and move of intangible assets in 1999

Group No.	Initial cost as of January 1, 1999	Waste as of January 1, 1999	Received in the reported year	Withdrew		Amount of accrued depreciation in the reported year	Initial cost as of December 31, 1999	Waste as of December 31, 1999
				Initial cost	Waste			
1.	102	66	10	-	-	45	112	111

There is no pledged intangible or limited in title intangible assets.

Reserves

Reserves were reflected at their initial value in financial statements at the beginning and at the end of the reported period.

In case of reserve transfer for production, sale and other withdrawal they were valuated in method of identified prime cost of relevant reserve item.

Book value of reserves by separate classified groups is presented in Tab 3.

Tab 3

Data on reserves remains in 1999

Group name	Book value as of January 1, 1999 UAH thousand	Book value as of December 31, 1999 UAH thousand
1	2	3
1. Raw materials, direct and auxiliary materials, componentry for production purposes, machinery and equipment used no more than a year	35,618	30,758
2. Uncompleted production	6,954	3,170
3. Finished products	26,260	14,291
4. Goods in the form of wealth, acquired with purpose of further selling	2,964	7,003
In total	71,796	55,222

No reserves were transferred for commission and were pledged in the reported period.

Receivables

In the balance sheet of the enterprise receivables are presented by receivables of purchasers for production and receivables of other debtors.

As a result of conducted analysis no past-due receivables were discovered and doubtful debts reserve was not created consequently. There is no long-term receivables.

Account "Other current receivables" includes receivables which were not accounted on other accounts (Tab 4).

Analysis of other current receivables

No.	Type of liabilities	As of January 1999, UAH thousand	As of December 1999, UAH thousand
1	2	3	4
1.	- receivables of employees for received loans and advances	60	86

2.	- receivables for advance amounts	2	1
3.	- receivables for rent	289	169
4.	- receivables subject to budget refund for payments to employers, suffered as a result of the Chornobyl catastrophy	5	-
5.	- receivables under claims	285	300
6.	- receivables of the Social insurance fund	137	213
7.	- receivables under payments for materials and services, including by enterprise's subdivisions (VRP and DDZ)	1,352	455
Total		2,125	1,224

Account "Other working assets" as of January 1, 1999 reflects amount of tax liabilities prior to payment date – UAH 9,213 thousand, as of December 31, 1999 - amount of tax liabilities prior to payment date – UAH 3,671 thousand and VAT liabilities of VRP subdivision – UAH 10 thousand.

Funds

1. As of December 31, 1999 funds include:
   - cash in national currency on hand of VRP subdivision – UAH 3 thousand,
   - funds remains on credit cards in national currency – UAH 19 thousand,
   - other funds remains in national currency: commemorative coins – UAH 2 thousand, transfer duty stamps – UAH 7 thousand;
   - funds remains on credit cards in foreign currency – UAH 22 thousand.

   Total sum of funds – UAH 53 thousand.

2. Account "Other payments" of form No.3 "Cash flow report" includes payments in connection with issued advance sums linked to acquiring of non-working assets at the amount of UAH 88,398.0 thousand .

3. Non-monetary transactions in connection with investing and financing activities:

   - repayment of current receivables at the expense of bank credits – UAH 218,838 thousand;
   - payment of current advance amounts at the expense of bank credits – UAH 370,299 thousand;
   - repayment of bank loans at the expense of working assets – UAH 674,438 thousand;
   - repayment of bank loans under indemnity contract – UAH 5,954 thousand;
   - set-off of current liabilities under sold non-working assets – UAH 6,571 thousand;
   - liabilities set-off under purchased intangible assets, completed major works at the expense of current receivables settlement for production, materials, services – UAH 862 thousand.

4. There is no funds remains unavailable for usage at the enterprise.

Capital

1. Own capital of the enterprise includes charter capital, other additional capital, reserve fund and undivided profit.

Other additional capital comprises balance of enterprise's funds (Tab 5).

Tab 5

No.	Fund purpose	Balance as of January 1, 1999, UAH thousand	Balance as of December 31, 1999, UAH thousand
1	2	3	4
1.	Book value of fixed assets indexation fund	205,561	204,597
2.	Book value of fixed assets indexation fund under VRP and TMC plus-valuation fund	4,749	4,749
3.	Value of property received in the form of investments	30,416	30,416
In total		240,726	239,762

2. The charter fund of the enterprise (UAH 61,409,870) is divided into 245,639,480 common registered shares of nominal value of UAH 0,25. Charter fund is paid in full. Founder – the State Property Fund of Ukraine.
   Tab 6 presents the list of shareholders owning more than 5 % interests in the charter fund.

Tab 6

Data on shareholders of OJSC "OGZK" owning more than 5 % interests in the charter fund as of December 31, 1999

No.	List of shareholders	Number of shares, items	Interests in the charter capital, %
1	2	3	4
1.	DAK "Ukrainski polimetaly"	61,409,871	25,000
2.	St. John Trading (OVERSEAS) Ltd	60,309,860	24,552
3.	Raffles Commodities Ltd	58,654,348	23,878
4.	State ownership	20,355,897	8,287

Liabilities

3. Account "Other long-term liabilities" (line 470 part III of liabilities of the balance sheet) at the beginning and at the end of the reported period includes long-term liabilities under promissory notes issued at the amount, consequently, UAH 940 thousand and UAH 457 thousand.
4. Account "Other current liablilities" (line 610 part IV of liabilities of the balance sheet) includes liabilities which were not included into other payables accounts (Tab 7).

Tab 7

Analysis of Other Accounts Payables

No.	Type of liabilities	As of January 1999, UAH thousand	As of December 31, 1999, UAH thousand
1	2	3	4
1.	- tax liabilities	5,133	38,846
2.	-liabilities under loans received from legal entities	0	228,601
3.	-liabilities for advance amounts	4	5
4.	- liabilities under payments with the concern	192	0
5.	- liabilities under claims	0	53
6.	- liabilities under salary payments (depositor liabilities)	2	0
7.	- liabilities under payments for materials and services, including at the enterprise's subdivisions (VPR and DDU)	710	423
	Total	6,041	267,928

Income

1. In the reported period income was calculated in method of reflection in the financial statements at the date of appearance despite the date of their receipt.

2. As a result of activities in 1999 the enterprise received loss at the amount of 16,149 thousand.

3. Sales proceeds for products include (line 010 of the Financial results report):

- UAH 21,736.3 thousand – sales proceeds for major production;
- UAH 2,870 thousand – sales proceeds for VRP services;
- UAH 2,919.1 thousand – sales proceeds for other services;
- UAH 4,515.8 thousand – sales proceeds for goods;
- - UAH 3,738.8 thousand – correction of sales proceeds in the process of statements' transformation at the amount of transactions on the balance account 45, which were previously included into the sales proceeds;
- UAH 177.4 thousand - correction of proceeds in the process of statements' transformation at the amount of transactions on free transfer of fixed assets, which were previously included into the sales proceeds.

Total: UAH 219,125 thousand.

4. Other operating incomes include (line 060 of the Financial results report):

- Income from other realization of materials – UAH 38,497.5 thousand;
- Income from lease – UAH 65.8 thousand;
- Income from attribution to income of working and non-working assets remains – UAH 138 thousand;
- Income from receivables write-off – UAH 674.3 thousand;

- Income from services under commodity loans – UAH 2,119.5 thousand;
- Income from receivables wrote-off previously, which were received during the current period – UAH 2,612.9 thousand;
- Income from operating currency differences – UAH 31,151.5 thousand;
- Profit under VRP (attribution to income of working and non-working assets remains and profits under lease) – UAH 111 thousand;
- Correction in the process of statements' transformation at the amount of transactions on the balance account 45 – - UAH 1,478.9 thousand;
- Income from currency sales – UAH 49,819.9 thousand;
- Income from transactions with securities – UAH 17,075.5 thousand;
- Interest on funds remains – UAH 1 thousand.

Total: UAH 140,788.0 thousand.

5. Account "Other expenses" (line 130 of the Financial results report) include:

- Profit from non-operating currency differences – UAH 502 thousand;
- Result from non-working assets (fixed assets) transfer as a result of transformation – - UAH 1,466 thousand;
- Income from non-working assets (equipment) realization – UAH 4,573.6 thousand;
- Income from non-working assets (equipment) realization – UAH 2,114.8 thousand;
- Income from VRP non-working assets (fixed assets) realization – UAH 125 thousand;
- Income from non-working assets (fixed assets) liquidation – UAH 123.6 thousand.

Total: 5,973 thousand.

Expenses

1. Account "Other operating expenses" (line 090 of the Financial results report) include the following expenses:

- prime cost of sold materials and services – UAH 45,603.5 thousand;
- prime cost of sold VRP materials and services – UAH 61 thousand;
- prime cost of rent services sold – UAH 37 thousand;
- expenses from receivables write-off – UAH 1,260.1 thousand;
- expenses from VRP receivables write-off – UAH 65 thousand;
- expenses from fixed assets shortages write-off – UAH 4.8 thousand;
- taxes charged – UAH 89.6 thousand;
- operating currency differences – UAH 15,875.1 thousand;
- general business expenses within prime cost of sold services – UAH 70.6 thousand;
- other operating expenses – UAH 448.6 thousand;
- expenses identified in the process of statements' transformation (forms 1) - - UAH 998 thousand;
- prime cost of sales under account 45 – UAH 47.5 thousand;
- expenses of the enterprise at the expense of net profit – UAH 84 thousand (line 110 of the Financial results report prior to transformation);
- corrections in the process of statements' transformation at the amount of transactions on balance account 45 - - UAH 1,478.9 thousand;
- expenses which were previously reflected on 88, 87, 96 balance accounts – UAH 13,231.6 thousand;
- prime cost of sold currency – UAH 50,236.3 thousand;

- expenses from transactions with promissory notes – UAH 25,634.2 thousand.

Total amount of expenses – UAH 150,272.0 thousand.

2. Account "Financial expenses" (line 140 of the Financial results report) reflects accrued interest under credits – UAH 33,944.0 thousand (including, at the expense of the enterprise's funds).
3. Account "Other expenses" (line 160 of the Financial results report) reflects the following expenses:

- Non-operating currency differences (under currency credits) – UAH 6,387.9 thousand;
- value of sold non-working assets (equipment) – UAH 1,620.6 thousand;
- value of sold VRP non-working assets (fixed assets) – UAH 279 thousand;
- expenses from non-working assets (fixed assets) liquidation – UAH 27.1 thousand;
- expenses from non-working assets (fixed assets) realization – UAH 1,778.4 thousand;
- expenses calculated in the process of statements' transformation (form 1), - debit waste under liquated fixed assets – UAH 17 thousand;
- result from transfer of uncompleted capital construction at the expense of funds – UAH 610 thousand;

Total amount of expenses – UAH 10,686.0 thousand.

4. Expenses which were not included into expenses accounts of the Financial results report:
   - expenses under depreciation accounting of non-productive fixed assets according to current legislation in 1999 – UAH 964 thousand.
5. There were no extraordinary events at the enterprise.

Correction of mistakes and changes in financial statements

1. As of January 1, 1999 and December 31, 1999 decreased amount of VAT tax liabilities for previous periods discovered in 2000 – UAH 1,047 thous., and increased amount of VAT liabilities for previous periods discovered in 2000 – UAH 457 thousand.
2. As of January 1, 1999 and December 31, 1999 decreased value of other additional capital and increased undivided income by amount of expenses under depreciation calculation for 1 half-year 2000, which were accounted by the enterprise on account of other additional capital, shall be decreased under account "Undivided income (loss)" – UAH 235 thousand.
3. As of January 1, 1999 remain of undivided income of the enterprise was increased by UAH 96 thousand and decreased by UAH 143 thousand at expenses and incomes of previous periods, which were discovered in 1999 – services of outside organizations.
4. As of January 1, 1999 remain of undivided income of the enterprise was increased and balance under budget payments was decreased by UAH 568 thousand (UAH 223 thousand and UAH 345 thousand) at previously redundantly charged taxes at the expense of funds in previous periods, which were discovered in 1999.
5. As of January 1, 1999 remain of undivided income and receivables balance were decreased by UAH 919 thousand at expenses of previous periods, discovered in 1999.

Financial statements with made changes were not published.
Accounting policy in the reported period did not changed.

Director [signature]

[seal]

Chief accountant [signature]

ATTACHMENT 24

02 MAR 28 01 8: 1

	CODES		
Date (year, month, day)	99	1 3	01
Enterprise: the OJSC "Ordzhonikidzevsky Ore Mining and Processing Enterprise" as to EDRPOU	00190928		
Territory: 1212100000 as to KOATUU	1212100000		
State management authority: OPEN JOINT STOCK COMPANIES ESTABLISHED ON THE BASIS as to SPODU	6024		
Branch (type of activities): DIGGING OF FERROUS METALS ORES as to ZKGNG	12112		
Measuring unit: UAH thousand as to KVED			
Controlling amount			

FINANCIAL REPORT
For 1999

Form No.2 DKUD code 1801003

I. FINANCIAL RESULTS

Indicator	Line code	For reported period	For previous period
1	2	3	4
Sales income (proceeds) (goods, works, services)	010	219,125.0	291,561.0
Value added tax	015	36,740.0	37,883.0
Excise tax	020	0.0	0.0
	025	0.0	0.0
Other income allocations	030	5.0	0.0
Net sales income (proceeds) (goods, works, services)	035	182,380.0	253,678.0
Prime cost of products sold (goods, works, services)	040	123,736.0	160,402.0
Gross: income	050	58,644.0	93,276.0
loss	055	0.0	0.0
Other operational income	060	140,788.0	7,315.0
Administrative expenses	070	19,356.0	17,970.0
Sales expenses	080	7,296.0	7,115.0

Other working expenses	090	150,272.0	79,058.0
Financial results from operating activity: income	100	22,508.0	0.0

EDRPOU code 00190928 KC 821682774

1	2	3	4
loss	105	0.0	3,552.0
Capital participation income	110	0.0	0.0
Other financial income	120	0.0	0.0
Other income	130	5,973.0	34,165.0
Financial expenses	140	33,944.0	18,441.0
Capital participation losses	150	0.0	0.0
Other expenses	160	10,686.0	11,868.0
Financial results from ordinary activities before taxation: income	170	0.0	304.0
loss	175	16,149.0	0.0
Ordinary activities income tax	180	0.0	304.0
Financial results from ordinary activities before taxation: income	190	0.0	0.0
loss	195	16,149.0	304.0
Extraordinary: income	200	0.0	0.0
expenses	205	0.0	0.0
Extraordinary income tax	210	0.0	0.0
Net: income	220	0.0	0.0
loss	225	16,149.0	0.0

II. ELEMENTS OF WORKING EXPENSES

Indicator	Line code	For reported period	For previous period
1	2	3	4
Material costs	230	64,345.0	120,704.0
Costs for salaries	240	26,849.0	27,592.0
Social payments	250	10,701.0	12,521.0
Depreciation cost	260	18,099.0	12,852.0
Other operational costs	270	168,587.0	90,876.0
TOTAL	280	288,581.0	264,545.0

III. CALCULATION OF INDICATORS

Indicator	Line	For reported	For previous

	code	period	period
1	2	3	4
Average annual number of ordinary shares	300	245,639,480	245,639,480
Corrected average annual number of ordinary shares	310	245,639,480	245,639,480
Net income per an ordinary share	320	-0.00007	0.00000
1	2	3	4
Adjusted net income per an ordinary share	330	-0.00007	0.00000
Dividends per an ordinary share	340	0.00000	0.00000

When determining the income in the period under report, the method was used according to which the profits were recorded in the bookkeeping and accounting report as of the moment of the receipt of such profits regardless of the date of obtaining such monetary funds.

According to the results of the activities within 1999, the enterprise suffered losses in the amount of UAH 16,149 thousand.

The following indicators were included to the proceeds as result of sale of products (line 010 of "the Financial Results Report")

- UAH 212,736.3 thousand – proceeds as result of sale of the basic products;
- UAH 2,870 thousand – proceeds as result of sale of services of VRP [ВРП];
- UAH 2,919.1 thousand – proceeds as result of sale of other services;
- UAH 4,515.8 thousand – proceeds as result of sale of goods;
- UAH -3,738.8 thousand – adjustment of the proceeds in the process of transformation of accounting by the amount of transactions under the balance sheet account 45, which previously were recorded in the indicator of proceeds as result of sale;
- UAH -177.4 thousand – adjustment of the proceeds in the process of trasformation of accounting by the amount of transactions in respect of free of charge transfer of the fixed assets, which previously were recorded in the indicator of proceeds as result of sale.

The following indicators were included to the operational profits (line 060 of "the Financial Results Report"):

- profit as result of other sales of materials – UAH 38,497.5 thousand;
- profit as result of lease – UAH 65.8 thousand;

- profit as result of receipt of excessive working and non-working assets – UAH 138 thousand;
- profit as result of writing off accounts payable – UAH 674.3 thousand;
- profit as result of services on commodity credit – UAH 2,119.5 thousand;
- profit as result of previously written off indebtedness incurred in the current period – UAH 2,612.9 thousand;
- profit as result of operational exchange rage differences – UAH 31,151.5 thousand;
- profit in respect of VRP [ВРП] (as result of receipt of excessive working and non-working assets and profit from lease) – UAH 111 thousand;
- adjustment in the process of transformation of accounting by the amount of the transaction under balance sheet indicator 45 – UAH -1,478.9 thousand;
- profit as result of sale of hard currency – UAH 49,819.9 thousand;
- profit as result of transactions with securities – UAH 17,075.5 thousand;
- interest payments on balance of monetary funds – UAH 1 thousand.

In total: UAH 140,788.0 thousand.

The following indicators were included to "Other profits" (line 130 of "the Financial Results Report"):

- profits as result of non-operational exchange rate differences – UAH 502 thousand;
- results of transfer of non-working assets (fixed assets) in consequence of transformation – UAH -1,466 thousand;
- profit as result of sale of non-working assets (equipment) – UAH 4,573.6 thousand;
- profit as result of sale of non-working assets (equipment) – UAH 2,114.8 thousand;
- profit in respect of sale of non-working assets (fixed assets) – UAH 123.6 thousand.

In total: UAH 5,973 thousand.

The following costs and expenses were included to "Other operational costs and expenses" (line 090 of "the Financial Results Report"):

- cost of the materials sold and services rendered – UAH 45,603.5 thousand;
- cost of the materials sold and services rendered VRP [ВРП] – UAH 61 thousand;
- cost of the lease services rendered – UAH 37 thousand;

- costs and expenses as result of writing off accounts receivable – UAH 1,260.1 thousand;
- costs and expenses as result of writing off accounts receivable of VRP [ВРП] – UAH 65 thousand;
- costs and expenses as result of writing off deficiency of working assets – UAH 4.8 thousand;
- taxes accrued – UAH 89.6 thousand;
- operational exchange rate differences – UAH 15,875.1 thousand;
- general business costs and expenses included to the cost of the services rendered – UAH 70.6 thousand;
- other operational costs and expenses – UAH 448.6 thousand;
- cost and expenses identified in the process of transformation of accounting (form 1), – UAH -998 thousand;
- cost of sales under indicator 45 – UAH 47.5 thousand;
- costs and expenses of the enterprise at the expense of net profit – UAH 84 thousand (row 110 of "the Financial Results Report");
- adjustment in the process of transformation of accounting by the amount of transactions under balance sheet indicator 45, – UAH -1,478.9 thousand;
- cost and expenses which were previously recorded in balance sheet indicators 88, 87, 96 – UAH 13,231.6 thousand;
- cost of hard currency sold – UAH 50,236.3 thousand;
- costs and expenses as result of transactions with promissory notes – UAH 25,634.2 thousand.

Total amount of costs and expenses: UAH 150,272.0 thousand.

In "Financial costs and expenses" indicator (row 140 of "the Financial Results Report"), interest accrued on loans were recorded as follows – UAH 33,944.0 thousand (including, at the cost of the enterprise's funds).

In "Other costs and expenses" indicator (row 160 of "the Financial Results Report"), the following costs and expenses were recorded:

- non-operational exchange rate difference (under hard currency loans) – UAH 638?,9 thousand;
- cost of non-working assets sold (equipment) – UAH 1,620.6 thousand;
- cost of non-working assets sold (fixed assets) VRP [ВРП] – UAH 279 thousand;

- costs and expenses as result of liquidation of non-working assets (fixed assets) – UAH 27.1 thousand;
- costs and expenses as result of sale of non-working assets (fixed assets) – UAH 1,778.4 thousand;
- costs and expenses computed in the course of transformation of accounting (form 1), – debt depreciation to be written off – UAH 17 thousand;
- results of transfer of uncompleted capital construction at the costs of funds – UAH 610 thousand.

Total amount of the costs and expenses – UAH 10,686.0 thousand.

Costs and expenses not included into the indicators of costs and expenses of "the Financial Results Report":

- costs and expenses in respect of accrual of depreciation of non-production fixed assets pursuant to applicable legislation in 1999 – UAH 964 thousand.

No extraordinary events occurred.

Director [signature] Postolovsky, Volodymyr Volodymyrovych
(signature) (surname)

Chief Accountant [signature] Naumenko, Alla Dmytrivna
(signature) (surname)

INFORMATION ON THE PROPERTY STATUS AND FINANCIAL AND BUSINESS ACTIVITIES OF THE ISSUER FOR 1999

Information on the issuer's fixed assets (at depreciated cost)

Description of fixed assets	Own fixed assets (thousand, UAH)		Leased fixed assets (thousand, UAH)		Total amount of fixed assets (thousand, UAH)	
	At the beginning of the period	At the end of the period	At the beginning of the period	At the end of the period	At the beginning of the period	At the end of the period
1. Production purpose:	222,701.0	207,392.0	0.0	0.0	222,701.0	207,392.0
- buildings and structures	144,782.0	136,604.0	0.0	0.0	144,782.0	136,604.0
- machinery and equipment	60,179.0	56,248.0	0.0	0.0	60,179.0	56,248.0
- means of transportation	16,040.0	13,282.0	0.0	0.0	16,040.0	13,282.0
- others	1,700.0	1,258.0	0.0	0.0	1,700.0	1,258.0
2. Non-production purpose:	27,133.0	24,481.0	0.0	0.0	27,133.0	24,481.0
- buildings and structures	24,939.0	23,005.0	0.0	0.0	24,939.0	23.005.0
- machinery and equipment	1,940.0	1,381.0	0.0	0.0	1,940.0	1,381.0
- means of transportation	0.0	0.0	0.0	0.0	0.0	0.0
- others	254.0	95.0	0.0	0.0	254.0	95.0
Total	249,834.0	231,873.0	0.0	0.0	249,834.0	231,873.0
Explanation:	The rate of depreciation of the fixed assets at the end of the reported period constituted: production-purpose fixed assets - 74%, machinery and equipment – 83%, non-production fixed assets – 37%; total – 72%.					

Information on the issuer's liabilities

Types of liabilities	Date of occurrence	Outstanding part of the debt (thousand, UAH)	Interest for money usage (% per annum)	Maturity date
Bank loans	X	7,859.0	X	X
Including: short-term loans	14/01/1999	7,859.0	0.00	31/12/1999
Liabilities under securities	X	16,721.0	X	X
Including: bonds (per each issue)	X	0.0	X	X

under promissory notes (total)	X	16,721.0	X	X
financial investment into corporate rights (per each type)	X	0.0	X	X
Tax liabilities	X	14,559.0	X	X
Financial assistance on return basis	X	235,773.0	X	X
Other liabilities	X	163,149.0	X	X
Total amount of liabilities	X	438,061.0	X	X

Information on written-off bad debts (for commercial banks)

Debts according to the nature of occurrence	Amount (thousand, UAH)
INTER-BANK MARKET	0.0
1. Loans and financial leasing, issued guarantees and deposits	0.0
NON-INTER-BANK MARKET (2 + 3 + 4)	0.0
2. Loans advanced to state managerial authorities	0.0
3. Loans advanced to business entities	0.0
4. Loans advanced to individuals	0.0
Total written off bad debts (1+2+3+4)	0.0

Financial assistance on the return basis is included into line 610 of the Balance sheet "Other current liabilities". And line 510 of the Balance sheet is included into tax liabilities. Therefore, the table "Information on issuer's liabilities" presents the following lines of the Balance sheet: bank loans – line 500; promissory notes – 520; tax liabilities – 460, 510, 550; financial assistance on the return basis and other liabilities – 470, 530, 540, 560-610.